EXHIBIT 20
(to S-8 Filing, December 2001)



Minutes of the Board of Directors' Meeting, November 30, 2001

                          Baltia Air Lines
                     Board of Directors' Meeting
                          November 30, 2001

A special Board of Directors' Meeting was held on November 30,
2001. The following resolution was passed unanimously, with the absolute majority of shareholders present and consenting:

Resolved, that a 7 for 1 forward stock split is approved, to take effect immediately. The split is to be reflected in the book entry only. No replacement certificates are to be issued to shareholders at this time, unless a shareholder requests a new stock certificate. As new certificates are issued in the course of trading, or to remove a legend, the number of shares following the split is to be reflected.


___/s/ WALTER KAPLINSKY___________________
Walter Kaplinsky, Secretary